LEGEND                           Legend International Holdings, Inc.
          INTERNATIONAL HOLDINGS INC.      A Delaware Corporation

                                           ------------------------------------
                                                   Level 8, 580 St Kilda Road,
                                            Melbourne Victoria 3004, Australia
                                            PO Box 6315, St Kilda Road Central
                                           Melbourne, Victoria 8008, Australia
                                                    Telephone: +61 3 8532 2866
                                                    Facsimile: +61 3 8532 2805
                                                      Email: Igdi@axisc.com.au




20 October 2005





Securities and Exchange Commission 100F Street NE
Washington D.C. 20549-4561
USA

Attention:       Mr J Forglione
                Staff Accountant
                Division of Corporation Finance

Dear Sir

Legend International Holdings, Inc
Form 10-KSB for the year ended December 31, 2004
Filed March 31, 2005
File No. 000-32551

We refer to your letter dated July 28, 2005 and apologize for the delay in responding.


1.   We have considered paragraphs 277 and 284 - 285 of SFAS 123 further.

     Firstly, we would like to set out Legend's history which we believe is important to this discussion. As disclosed in our 2004 Form 10-KSB, Legend was incorporated in the State of Delaware on January 5, 2001, to engage in the business of selling compatible inkjet cartridges and refill kits on the Internet. In March 2003, management of the Company decided to engage in the business of building and acquiring controlling or other interests in one or more companies engaged in the contract sales and distribution of specialty medical products, and raise additional capital for this purpose. Neither business was successful and operations of both were eventually discontinued. During fiscal 2004, management of the Company developed a plan of operations to acquire income-producing real property. The Company did not acquire any properties pursuant to such plan.


     Following the change of management in November 2004, the Company has developed a new plan of operations for fiscal 2005, which is to engage in mineral exploration and development activities. Legend's current business plan calls for the identification of mineral properties, in South America and other parts of the world, where it can obtain secure title to exploration, development and mining interests. Our preference is to identify large gold deposits with low operating costs. We are prepared to consider the exploration, development and mining of profitable base metal interests.

     To date, we have not identified any such mineral properties.

     It is our view, that whilst it is the intention of Legend to enter into the mineral exploration industry, at December 31, 2004, it had not identified any mineral properties, as detailed in our Form 10-KSB. In addition, it had abandoned any historical activities. Accordingly, it is our belief that to consider the historical volatility of similar entities following a comparable period in their lives in the mineral exploration industry is not correct as the Company had not commenced activities in that industry. Equally, to compare historical volatility to comparable companies in which the Company formally operated is also incorrect as the Company is no longer in that industry. We believe that the Company, at December 31, 2004 had no real industry classification. It had an intent to move into the mineral exploration industry which occurred post December 31, 2004.


     Finally, after management performed the Black Scholes computation and came to a value of the options, management considered the value of the benefits passing to the corporation and the value of the options granted and believed the value was reasonable.

2. Attached is the historical volatility for the period November 6, 2003 to November 12, 2004.

     If you require any further information, please do not hesitate to contact me.


/S/ PETER LEE
----------------------------------
PETER LEE
Chief Financial Office & Secretary

                         ERI's Black-Scholes Calculator
--------------------------------------------------------------------------------
                                   INPUT DATA

Stock Asset Price:       .05         US$      Example: "42.00"


Option Strike Price:     .05         US$      Example: "42.00"


Maturity
(Time Until Expiration):  5          Years    Example: "1.5"


Risk-Free Interest Rate:  .05155     Annual%  Example: ".05" (for 5%)

Volatility:                .167      Annual%  Example: ".20" (for 20%)

                        CALCULATE                       CLEAR FIELDS
--------------------------------------------------------------------------------

                              OPTIONS (FAIR VALUE)

 European Call:               0.0137         US$

 European Put:                0.0024         US$
--------------------------------------------------------------------------------

   Provided by ERI Economic Research Institute -- Your research outsource for salary survey, cost of living and executive data.


     To learn more about how to use the Black-Scholes method to place a value on stock options, please see ERI's free online course #22 - Black Scholes Valuations.

                              LEGEND INT HLD'S INC

Date                Open             Close      Close/Open   Natural Logarithun
                                                                of open/close
12-Nov-04           0.05              0.05          0              0
11-Nov-04           0.05              0.05          0              0
10-Nov-04           0.06              0.06          0              0
9-Nov-04            0.06              0.06          0              0
8-Nov-04            0.06              0.06          0              0
5-Nov-04            0.06              0.06          0              0
4-Nov-04            0.06              0.06          0              0
3-Nov-04            0.06              0.06          0              0
2-Nov-04            0.06              0.06          0              0
1-Nov-04            0.06              0.06          0              0
29-Oct-04           0.05              0.05          0              0
28-Oct-04           0.05              0.05          0              0
27-Oct-04           0.05              0.05          0              0
26-Oct-04           0.05              0.05          0              0
25-Oct-04           0.05              0.05          0              0
22-Oct-04           0.05              0.05          0              0
21-Oct-04           0.05              0.05          0              0
20-Oct-04           0.05              0.05          0              0
19-Oct-04           0.05              0.05          0              0
18-Oct-04           0.05              0.05          0              0
15-Oct-04           0.05              0.05          0              0
14-Oct-04           0.05              0.05          0              0
13-Oct-04           0.05              0.05          0              0
12-Oct-04           0.05              0.05          0              0
11-Oct-04           0.05              0.05          0              0
8-Oct-04            0.05              0.05          0              0
7-Oct-04            0.05              0.05          0              0
6-Oct-04            0.05              0.05          0              0
5-Oct-04            0.05              0.05          0              0
4-Oct-04            0.05              0.05          0              0
1-Oct-04            0.05              0.05          0              0
30-Sep-04           0.05              0.05          0              0
29-Sep-04           0.05              0.05          0              0
28-Sep-04           0.05              0.05          0              0
27-Sep-04           0.05              0.05          0              0
24-Sep-04           0.05              0.05          0              0
23-Sep-04           0.05              0.05          0              0
22-Sep-04           0.05              0.05          0              0
21-Sep-04           0.05              0.05          0              0
20-Sep-04           0.02              0.02          0              0
17-Sep-04           0.02              0.02          0              0
16-Sep-04           0.02              0.02          0              0
15-Sep-04           0.02              0.02          0              0
14-Sep-04           0.02              0.02          0              0
13-Sep-04           0.02              0.02          0              0
10-Sep-04           0.02              0.02          0              0
9-Sep-04            0.02              0.02          0              0
8-Sep-04            0.02              0.02          0              0
7-Sep-04            0.02              0.02          0              0
6-Sep-04            0.02              0.02          0              0
3-Sep-04            0.02              0.02          0              0
2-Sep-04            0.02              0.02          0              0
1-Sep-04            0.02              0.02          0              0
31-Aug-04           0.02              0.02          0              0
30-Aug-04           0.02              0.02          0              0
27-Aug-04           0.02              0.02          0              0
26-Aug-04           0.03              0.02          0              0
25-Aug-04           0.03              0.03          0              0
24-Aug-04           0.03              0.03          0              0
23-Aug-04           0.03              0.03          0              0
20-Aug-04           0.03              0.03          0              0
19-Aug-04           0.03              0.03          0              0
18-Aug-04           0.03              0.03          0              0
17-Aug-04           0.03              0.03          0              0
16-Aug-04           0.03              0.03          0              0
13-Aug-04           0.03              0.03          0              0
12-Aug-04           0.03              0.03          0              0
11-Aug-04           0.03              0.03          0              0
10-Aug-04           0.03              0.03          0              0
9-Aug-04            0.04              0.04          0              0
6-Aug-04            0.04              0.04          0              0
5-Aug-04            0.04              0.04          0              0
4-Aug-04            0.04              0.04          0              0
3-Aug-04            0.04              0.04          0              0
2-Aug-04            0.06              0.04          1.5            0.08804563
30-J u 1-04         0.04              0.04          0              0
29-Jul-04           0.04              0.04          0              0
28-Jul-04           0.04              0.04          0              0
27-Jul-04           0.04              0.04          0              0
26-Jul-04           0.04              0.04          0              0
23-Jul-04           0.04              0.04          0              0
22-Jul-04           0.04              0.04          0              0
21-Jul-04           0.04              0.04          0              0
20-Jul-04           0.04              0.04          0              0
19-Jul-04           0.04              0.04          0              0
16-Jul-04           0.04              0.04          0              0
15-Jul-04           0.04              0.04          0              0
14-J u 1-04         0.04              0.04          0              0
13-Jul-04           0.04              0.04          0              0
12-Jul-04           0.04              0.04          0              0
9-Jul-04            0.04              0.04          0              0
8-J u 1-04          0.04              0.04          0              0
7-Jul-04            0.04              0.04          0              0
6-Jul-04            0.04              0.04          0              0
2-Jul-04            0.04              0.04          0              0
1-Jul-04            0.04              0.04          0              0
30-Jun-04           0.05              0.04          1.25           0.048455007
29-Jun-04           0.05              0.05          0              0
28-Jun-04           0.05              0.05          0              0
25-Jun-04           0.05              0.05          0              0
24-Jun-04           0.05              0.05          0              0
23-Jun-04           0.05              0.05          0              0
22-Jun-04           0.05              0.05          0              0
21-Jun-04           0.05              0.05          0              0
18-Jun-04           0.05              0.05          0              0
17-Jun-04           0.05              0.05          0              0
16-Jun-04           0.05              0.05          0              0
15-Jun-04           0.05              0.05          0              0
14-Jun-04           0.05              0.05          0              0
10-Jun-04           0.05              0.05          0              0
9-Jun-04            0.05              0.05          0              0
8-Jun-04            0.05              0.05          0              0
7-Jun-04            0.06              0.06          0              0
4-Jun-04            0.06              0.06          0              0
3-Jun-04            0.08              0.06          1.333333333    0.062469368
2-Jun-04            0.09              0.09          0              0
1-Jun-04            0.13               0.1          1.3            0.056971676
28-May-04           0.17              0.17          0              0
27-May-04           0.17              0.17          0              0
26-May-04           0.17              0.17          0              0
25-May-04           0.17              0.17          0              0
24-May-04           0.17              0.17          0              0
21-May-04           0.17              0.17          0              0
20-May-04           0.17              0.17          0              0
19-May-04           0.14              0.17          0.823529412    -0.042160443
18-May-04           0.13              0.13          0              0
17-May-04           0.13              0.13          0              0
14-May-04           0.13              0.13          0              0
13-May-04           0.13              0.13          0              0
12-May-04            0.2               0.2          0              0
11-May-04            0.2               0.2          0              0
10-May-04           0.24               0.2          1.2            0.039590623
7-May-04            0.18              0.18          0              0
6-May-04            0.18              0.18          0              0
5-May-04            0.18              0.18          0              0
4-May-04            0.18              0.18          0              0
3-May-04            0.18              0.18          0              0
30-Apr-04           0.18              0.18          0              0
29-Apr-04           0.18              0.18          0              0
28-Apr-04           0.18              0.18          0              0
27-Apr-04           0.18              0.18          0              0
26-Apr-04           0.18              0.18          0              0
23-Apr-04           0.18              0.18          0              0
22-Apr-04           0.18              0.18          0              0
21-Apr-04           0.18              0.18          0              0
20-Apr-04           0.18              0.18          0              0
19-Apr-04           0.18              0.18          0              0
16-Apr-04           0.18              0.18          0              0
15-Apr-04           0.18              0.18          0              0
14-Apr-04           0.18              0.18          0              0
13-Apr-04           0.18              0.18          0              0
12-Apr-04           0.18              0.18          0              0
8-Apr-04            0.09              0.18          0.5            -0.150514998
7-Apr-04            0.07              0.07          0              0
6-Apr-04            0.07              0.07          0              0
5-Apr-04            0.07              0.07          0              0
2-Apr-04            0.07              0.07          0              0
1-Apr-04            0.07              0.07          0              0
31-Mar-04           0.07              0.07          0              0
30-Mar-04           0.07              0.07          0              0
29-Mar-04           0.07              0.07          0              0
26-Mar-04           0.07              0.07          0              0
25-Mar 04           0.07              0.07          0              0
24-Mar-04           0.07              0.07          0              0
23-Mar-04           0.07              0.07          0              0
22-Mar-04           0.15              0.15          0              0
19-Mar-04           0.15              0.15          0              0
18-Mar-04           0.15              0.15          0              0
17-Mar-04           0.15              0.15          0              0
16-Mar-04           0.15              0.15          0              0
15-Mar-04           0.15              0.15          0              0
12-Mar-04           0.15              0.15          0              0
11-Mar-04           0.15              0.15          0              0
10-Mar-04            0.1               0.1          0              0
9-Mar-04             0.1                0A          0              0
8-Mar-04             0.1               0.1          0              0
5-Mar 04             0.1               0.1          0              0
4-Mar-04             0.1               0.1          0              0
3-Mar-04             0.1               0.1          0              0
2-Mar-04             0.1               0.1          0              0
1-Mar-04             0.1               0.1          0              0
27-Feb-04            0.1              0.05          2              0.150514998
26-Feb-04           0.05              0.05          0              0
25-Feb-04              1                 1          0              0
24-Feb-04              1                 1          0              0
23-Feb-04              1                 1          0              0
20-Feb-04              1                 1          0              0
19-Feb-04              1                 1          0              0
18-Feb-04              1                 1          0              0
17-Feb-04              1                 1          0              0
13-Feb-04              1                 1          0              0
12-Feb-04              1                 1          0              0
11-Feb-04              1                 1          0              0
10-Feb-04              1                 1          0              0
9-Feb-04                                 1          1              0
6-Feb-04                                 1          1              0
5-Feb-04               1                 1          0              0
4-Feb-04               1                 1          0              0
3-Feb-04               1                 1          0              0
2-Feb-04               1                 1          0              0
30-Jan-04              1                 1          0              0
29-Jan-04              1                 1          0              0
28-Jan-04              1                 1          0              0
27-Jan-04              1                 1          0              0
26-Jan-04              1                 1          0              0
23-Jan-04              1                 1          0              0
22-Jan-04              1                 1          0              0
21-Jan-04              1                 1          0              0
20-Jan-04              1                 1          0              0
16-Jan-04              1                 1          0              0
15-Jan-04              1                 1          0              0
14-Jan-04              1                 1          0              0
13-Jan-04              1                 1          0              0
12-Jan-04              1                 1          0              0
9-Jan-04               1                 1          0              0
8-Jan-04               1                 1          0              0
7-Jan-04               1                 1          0              0
6-Jan-04               1                 1          0              0
5-Jan-04               1                 1          0              0
2-Jan-04               1                 1          0              0
31-Dec-03              1                 1          0              0
30-Dec-03              1                 1          0              0
29-Dec-03              1                 1          0              0
26-Dec-03              1                 1          0              0
24-Dec-03              1                 1          0              0
23-Deo-03              1                 1          0              0
22-Dec-03              1                 1          0              0
19-Dec-03              1                 1          0              0
18-Dec-03              1                 1          0              0
17-Deo-03              1                 1          0              0
16-Dec-03              1                 1          0              0
15-Dec-03              1                 1          0              0
12-Dec-03            1.5                 1          1.5            0.08804563
11-Dec-03              1                 1          0              0
10-Dec-03              1                 1          0              0
9-Dec-03               1                 1          0              0
8-Dec-03               1                 1          0              0
5-Dec-03               1                 1          0              0
4-Dec-03               1                 1          0              0
3-Dec-03               1                 1          0              0
2-Dec-03               1                 1          0              0
1-Dec-03               1                 1          0              0
28-Nov-03              1                 1          0              0
26-Nov-03              1                 1          0              0
25-Nov-03              1                 1          0              0
24-Nov-03              1                 1          0              0
21-Nov-03              1                 1          0              0
20-Nov-03              1                 1          0              0
19-Nov-03              1                 1          0              0
18-Nov-03              1                 1          0              0
17-Nov-03              1                 1          0              0
14-Nov-03              1                 1          0              0
13-Nov-03              1                 1          0              0
12-Nov-03              1                 1          0              0
11-Nov-03              1                 1          0              0
10-Nov-03              1                 1          0              0
7-Nov-03               1                 1          0              0
6-Nov-03             1.5                 1          1.5            0.08804563


Average                                       0.0500266            0.001664586
Volatility                                                             16.646%